Law Offices

PAPASAVAS LAW GROUP, LLC

A Professional Corporation

Peter M. Papasavas	34 Old Rifle Camp Road
Member of NJ and NY Bar	Woodland Park, New Jersey 07424
Direct Dial: (862) 226-2782
Solicitor of England and Wales	pmpapasavas@gmail.com
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VIA EDGAR		February 20, 2019

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	Mineral Mountain Mining & Milling Company
Amended Registration Statement on Form S-1 Submitted January 22, 2019
CIK No. 0000066600 SEC File No. 333-227839

Dear Sir/Madam:

We are writing on behalf of Mineral Mountain Mining & Milling Co., an Idaho corporation (the “Company” or “Mineral Mountain”), to provide a response to the SEC’s letter dated February 15, 2019 concerning the Company’s draft Registration Statement on Form S-1 (originally submitted October 15, 2018) and the Amended Registration Statements submitted November 27, 2018 and January 22, 2019.

Mineral Mountain appreciates the prompt response by the SEC regarding Amendment No. 2 to the Company’s Registration Statement on Form S-1/A. At this point, Mineral Mountain must act as expeditiously as possible in seeking the SEC’s approval of its Registration Statement so that it may begin drawing down on its $5 million equity line. Otherwise, Mineral Mountain’s ability to develop its properties and ultimately grow as a Company will be impaired.

While the Company continues to believe that capitalizing its Alaska lease is absolutely appropriate for the reasons discussed in our December 10, 2018 letter and during our two recent teleconferences, Mineral Mountain has nonetheless decided to restate its financials and no longer capitalize its Alaska lease in the interest of obtaining the SEC’s approval of its Registration Statement as promptly as possible. We intend to make the appropriate filings this week.

Therefore, we consider the issues raised in the SEC’s February 15, 2019 letter fully resolved.

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If you should have any questions about the foregoing, please do not hesitate to contact me or Sheldon Karasik, CEO of Mineral Mountain.

Very truly yours,

/s/ Peter M. Papasavas
Peter M. Papasavas, Esq.

Cc:     Mr. Sheldon Karasik, Mineral Mountain

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